FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Cusac Gold Mines Ltd. (File #0-000000)
(Translation of registrant's name into English)

911 - 470 Granville Street, Vancouver, BC V6C 1V5
(Address of principal executive offices)

Attachments:

1.	Annual Financial Statement for Period ending December 31, 2004
2.	Management Discussion & Analysis for Period ending December 31, 2004
3.	Certifications of CEO and CFO
4.	News Release February 28, 2005
5.	News Release March 4, 2005
6.	News Release March 24, 2005

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)

Date: March 31, 2005
	By:	“David H. Brett”
David H. Brett

	Its:	President & CEO
(Title)

Cusac Gold Mines Ltd.
Consolidated Financial Statements
December 31, 2004 and 2003
(Stated in Canadian Dollars)

Contents
Report of Independent Registered Public Accounting Firm	2
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	3
Consolidated Financial Statements
Balance Sheets	4
Statements of Operations and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7 - 11
Notes to the Financial Statements	12 - 26

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2004 and 2003 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 3, 2005

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2002 and 2004 stock-based compensation, 2004 flow through shares and 2004 asset retirement obligations described in the Summary of Significant Accounting Policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 3, 2005

Cusac Gold Mines Ltd.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

December 31	2004	2003
		(Restated)
Assets
Current
Cash and cash equivalents	$375	$81,193
Receivables	15,836	7,362
Prepaid expenses	10,717	19,922
Flow-through share proceeds (Note 9)	649,148	1,050,000
	676,076	1,158,477
Long-term investments and advances (Note 2)	408,877	498,786
Property, plant and equipment (Note 3)	78,298	102,140
Resource properties (Note 4)	2,211,569	2,211,569
	$3,374,820	$3,970,972
Liabilities and Shareholders' Equity
Liabilities
Current
Bank indebtedness (Note 5)	$307,516	$2,228
Accounts payable and accrued liabilities	642,464	520,192
Loans from related parties (Note 6)	11,925	-
	961,905	522,420
Asset Retirement Obligations (Note 12)	342,288	327,548
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
43,331,712 (2003 - 39,400,981) common shares	20,038,558	19,404,606
Contributed surplus (Note 8)	998,192	990,292
Deficit	(18,966,123)	(17,273,894)
	2,070,627	3,121,004
	$3,374,820	$3,970,972

Approved by the Board:

/s/ Guildford H. Brett	Director	/s/ David H. Brett	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

For the years ended December 31	2004	2003	2002
		(Restated)	(Restated)
Expenses
Administration including stock based compensation of $7,900 (2003 - $628,625; 2002 - $361,667)	$661,147	$991,710	$813,229
Amortization of property, plant and equipment	42,251	42,103	4,066
Resource property acquisition	-	-	8,000
Resource property exploration	1,120,152	446,176	330,668
Loss from operations	(1,823,550)	(1,479,989)	(1,155,963)
Other income (expenses)
Loss on sale of investments	-	-	(7,427)
Gain on equipment disposal	-	12,662	1,605
Interest	10,167	2,206	3,938
Investment write-down (Note 2)	(135,310)	-	(35,000)
	(125,143)	14,868	(36,884)
Loss before income taxes	(1,948,693)	(1,465,121)	(1,192,847)
Future income tax recovery (Note 9)	256,464	-	-
Net loss for the year	(1,692,229)	(1,465,121)	(1,192,847)
Deficit, beginning of year	(17,273,894)	(15,808,773)	(14,615,926)
Deficit, end of year	$(18,966,123)	$(17,273,894)	$(15,808,773)
Loss per share - basic and diluted	$(0.04)	$(0.04)	$(0.04)
Weighted average shares outstanding	40,088,695	34,506,123	29,273,211

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

For the years ended December 31	2004	2003	2002
		(Restated)	(Restated)
Cash provided by (used in)
Operating activities
Net loss for the year	$(1,692,229)	$(1,465,121)	$(1,192,847)
Items not involving cash
Acquisition of resource property interests for shares	-	-	8,000
Accretion expense	14,740	14,105	13,498
Amortization of property, plant and equipment	42,251	42,103	4,066
Investment and advances write-down	135,310	-	35,000
Future income tax recovery	(256,464)	-	-
Gain on equipment disposal	-	(12,662)	(1,605)
Loss on sale of investments	-	-	7,427
Stock-based compensation	7,900	628,625	361,667
Resource property exploration qualified as flow-through expenditure	1,050,000	75,000	-
Net change in
Receivables	(8,474)	10,685	(14,249)
Prepaid expenses	9,205	(12,557)	(6,289)
Accounts payable and accrued liabilities	122,272	5,573	59,561
	(575,489)	(714,249)	(725,771)
Financing activities
Proceeds from (repayment of) related party loans	11,925	(6,246)	(47,317)
Share capital and subscriptions received, net	241,268	899,690	1,157,668
Increase in (repayment of) bank overdraft	305,288	-	(7,007)
	558,481	893,444	1,103,344
Investing activities
Acquisition of property, plant and equipment	(18,409)	(126,124)	(12,198)
Proceeds on equipment disposal	-	12,662	1,605
Advances to affiliated companies	(45,401)	(135,243)	(192,335)
Investment in affiliated and other companies	-	-	(81,835)
Net proceeds on disposal of investments	-	-	57,893
	(63,810)	(248,705)	(226,870)
(Decrease) increase in cash and cash equivalents	(80,818)	(69,510)	150,703
Cash and cash equivalents, beginning of year	81,193	150,703	-
Cash and cash equivalents, end of year	$375	$81,193	$150,703
Supplementary information
Interest paid	$22,203	$19,090	$12,316
Income taxes paid	$-	$-	$-

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$-	$-	$8,000
Stock-based compensation (Note 8)	$7,900	$628,625	$361,667
Issuance of flow-through shares (Note 7)	$720,000	$1,050,000	$75,000
Asset Retirement Obligations (Note 12)	$342,288	$327,548	$313,443
Settlement of debt with shares and warrants (Note 7)	$-	$-	$45,500
Shares received as settlement of advances receivable	$-	$120,000	$-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Ability to Continue as a Going Concern
While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode, the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties and recommence producing gold at the Table Mountain Mine when economically feasible.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below. Differences from United States accounting principles are disclosed in Note 13 to these financial statements.

All figures are reported in Canadian dollars. Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016) December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010) December 31, 2002 US $1 : CDN $1.5769 CDN $(1.5702)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the straight-line basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties
Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option. As at December 31, 2004, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets
The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Future Income Taxes
Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances
Long term investments which consist primarily of investments in public companies are recorded at cost less write-downs, when in management’s opinion an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The assets which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment and resource properties.

Loss Per Share
Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2004, 2003 and 2002, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 8,600,654 (2003 - 6,924,500; 2002 - 4,735,625) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments
Financial instruments include cash and cash equivalents, receivables, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities and loans from related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values approximate carrying values for these financial instruments.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Stock-Based Compensation
Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368 (Note 8).

Contributed surplus was restated for the corresponding effect of these restatements.

Flow Through Shares
Prior to March 19, 2004, the Company provided certain share subscribers with a flow through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

 Cusac Gold Mines Ltd
Summary of Significant Accounting Policies - Continued
(Stated in Canadian Dollars)

December 31, 2004 and 2003

Asset Retirement Obligations
Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

1.	Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties. As at December 31, 2004, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as future profitable production or proceeds from the disposition of such properties.

2.	Long-term Investments and Advances

	2004	2003
Investments
Consolidated Pacific Bay Minerals Ltd., 7% interest in common shares (2003 - 8%)	$95,080	$95,080
ClearFrame Solutions Inc. (formerly Knexa Solutions Inc., 4% interest in common shares (2003 - 5%) and warrants	71,753	207,064
	166,833	302,144
Advances
ClearFrame Solutions Inc.	75,000	95,117
Consolidated Pacific Bay Minerals Ltd.	167,044	101,525
	$408,877	$498,786

The advances except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Inc. (“ClearFrame”) had common directors during the year but as a result of a restructuring, as at December 31, 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company. The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. Subsequent to December 31, 2004, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000.

In 2003, Consolidated Pacific Bay Minerals Ltd. issued 500,000 (2002 - Nil) common shares and ClearFrame issued 700,000 (2002 - Nil) common shares to the Company as repayment of advances totaling $50,000 and $70,000, respectively. The share valuations approximated the trading price of the issuing companies’ common shares on the date agreements were entered into to settle the debts.

Subsequent to December 31, 2004 the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

2.	Long-term Investments and Advances - Continued

Aggregate cost and market value information with respect to long-term investments as at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Aggregate cost, net of write-downs	$166,833	$302,144
Aggregate market value	$133,780	$238,131
Gross unrealized losses	$33,053	$64,013
Gross unrealized gains	$-	$-

During 2004, 2003 and 2002, the Company wrote down the value of its long-term investments and advances as follows:

	2004	2003	2002
Investments
Consolidated Pacific Bay Minerals Ltd.	$-	$-	$35,000
ClearFrame Solutions Inc.	135,310	-	-
	$135,310	$-	$35,000

3.	Property, Plant and Equipment

			2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Automotive equipment	$152,686	$144,196	$8,490	$149,461	$140,558	$8,903
Leasehold improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and buildings	515,265	515,265	-	515,265	515,265	-
Mine equipment	1,344,771	1,286,611	58,160	1,344,771	1,261,686	83,085
Office equipment	78,337	66,689	11,648	63,153	53,001	10,152
	$2,093,187	$2,014,889	$78,298	$2,074,778	$1,972,638	$102,140

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

4.	Resource Properties

	2004	2003
British Columbia, Canada
Table Mountain Mine
Cost of claims	$773,402	$773,402
Deferred exploration and development	7,105,167	7,105,167
	7,878,569	7,878,569
Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)
	$2,211,569	$2,211,569

Table Mountain Mine

The Table Mountain Mine property (the “Property”) is located in the Cassiar district of British Columbia. The Property consists of 152 (2003 - 159) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 12,346 hectares (2003 - 16,468) or 47.5 square miles (2003 - 63.6 square miles). During 2004 and subsequent to year end, the Company reviewed its land holdings and found that many of its claims were overlapping, and as such adjusted its holdings so that the total land mass covered has decreased slightly using fewer mineral claims.  In management’s opinion, the recalculation of the total land mass covered has no impact on the property’s estimated reserves and resources and, accordingly, no related costs were written off.

Included in deferred development costs is $114,444 (2003 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Commitments and Contingencies:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. The Company has provided collateral for the lien in the form of a letter of credit as outlined in Note 5.

Other

On July 29, 2004, the Company entered into an agreement to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company which were issued subsequent to December 31, 2004.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

5.	Bank Indebtedness

In 2004, the Company arranged a $57,000 letter of credit facility and a $300,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2004) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds.

6.	Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $11,925 (2003 - $Nil).

7.	Share Capital

	a)	Issued common shares

	2004		2003		2002
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	39,404,981	$19,406,206	32,634,356	$17,451,148	27,124,356	$16,140,348
Issued during the year for:
Cash (net of cash share issue costs of $39,334 (2003 - $118,915; 2002 - Nil) and renouncement of future income tax recovery of $256,464 (2003 and 2002 - Nil))	3,377,231	424,202	3,990,000	1,274,785	2,650,000	698,500
Settlement of debt (Note 7(d))	-	-	-	-	250,000	45,500
Warrants exercised	533,500	204,750	1,055,625	194,905	340,000	78,500
Options exercised	20,000	5,000	1,725,000	485,368	1,970,000	450,300
Property	-	-	-	-	100,000	8,000
Subscriptions received	-	-	-	-	200,000	30,000
	43,335,712	20,040,158	39,404,981	19,406,206	32,634,356	17,451,148
Subscriptions received	-	-	-	-	-	5,368
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)
Balance, end of year	43,331,712	$20,038,558	39,400,981	$19,404,606	32,630,356	$17,454,916

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement. Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one half Series A warrant entitling the holder to purchase one non-flow through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The company incurred $39,344 in issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date the market value of these shares was approximately $19,500. Additionally the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one half Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

Subsequent to December 31, 2004 the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

In March 2003, the Company issued 400,000 units by way of a private placement for proceeds of $148,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.42 for a one-year period.

In April 2003, the Company issued 60,000 units by way of a private placement for proceeds of $27,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a one-year period.

In December 2003, the Company issued 3,000,000 flow-through units and 430,000 non-flow-through units by way of a private placement for gross proceeds of $1,218,700. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen month period. The company incurred $118,915 in share issuance costs associated with the above private placements.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

In December 2003, the Company also issued 100,000 non-flow-through shares as a finance fee to an agent in connection with the above-noted private placements. These shares were valued based on the trading price of the common shares on the date of agreement. At the agreement date the market value of these shares was approximately $35,000. Additionally, the Company issued 514,500 agent warrants, with each warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen month period.

In October 2002, the Company issued 1,500,000 units by way of a private placement for proceeds of $525,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.40 for a one-year period.

In June 2002, the Company issued 200,000 units by way of a private placement for proceeds of $30,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 in the first year and $0.20 in the second year.

In August 2002, the Company issued 950,000 units by way of a private placement for proceeds of $143,500. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 and $0.17 in the first year and $0.20 in the second year.

	b)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2004, 2003 and 2002:

	Number	Weighted Average Exercise price
Balance, January 1, 2002	385,625	$0.25
Issued	2,900,000	$0.29
Exercised	(340,000)	$0.23
Balance, December 31, 2002	2,945,625	$0.29
Issued	4,404,500	$0.47
Exercised	(1,055,625)	$0.18
Expired	(1,500,000)	$0.40
Balance, December 31, 2003	4,794,500	$0.44
Issued: Series A warrants	2,269,231	$0.27
Series B warrants	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Expired (Series A warrants)	(316,500)	$0.20
Balance, December 31, 2004	6,440,654	$0.39

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

A summary of the warrants outstanding at December 31, 2004 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	3,944,500	$0.47	June 30, 2005
Series A	200,000	$0.35	July 15, 2005
Series A	869,231	$0.31	November 10, 2005
Series A	300,000	$0.31	December 30, 2005
Series A	900,000	$0.20	December 30, 2005
Series B	76,923	$0.26	November 10, 2005
Series B	150,000	$0.18	December 30, 2005
	6,440,654

c)	Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,310,000	$0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24
Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27
Outstanding at December 31, 2003	2,130,000	0.36
Granted	50,000	0.37	*
Exercised	(20,000)	0.25
Outstanding at December 31, 2004	2,160,000	$0.36

*
The weighted average fair value of options granted during 2004 was $0.16 (2003 - $0.27, 2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

7.	Share Capital - Continued

A summary of the common share options exercisable and outstanding at December 31, 2004 is as follows:

Number	Exercise Price	Expiry Date
110,000	$0.25	May 22, 2005
50,000	$0.37	May 27, 2006
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006
2,160,000

d)	Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totaling $45,500 (Note 10). During the years ending December 31, 2002 and December 31, 2003, 200,000 warrants were exercised, and during the year ending December 31, 2004, 50,000 warrants expired unexercised.

8.	Stock-Based Compensation

a)
Prior to the accounting change in 2004, the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted employees rather than the previously noted intrinsic method was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. The consolidated financial statements for the years ended December 31, 2003 and 2002 have been restated to give effect to such change in accounting policy.

b)
On May 27, 2004 the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years. On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

c)
On May 22, 2002, the Company granted 120,000 stock options to directors and 1,380,000 stock options to certain consultants. All of these options had an exercise price of $0.25 and a term of three years. On August 22, 2002 and September 9, 2002, the Company granted 500,000 stock options and 450,000 stock options, respectively, with an exercise price of $0.26 for three years to consultants. All options granted during the year vested immediately. Compensation expense is determined using the Black-Scholes option pricing model.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

8.	Stock-Based Compensation - Continued

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2004	2003	2002
Risk-free rate	3.02%	2.99% to 3.54%	3.21% to 3.40%
Dividend yield	Nil %	Nil %	Nil %
Volatility factor of the expected market price of the Company’s common shares	109%	127%	146%
Weighted average expected life of the options (months)	24	36	12

For the year ended December 31, 2004, the compensation cost for stock options granted totaled $7,900 (2003 - $628,625, 2002 - $361,667) which was included in administrative expenses and credited to contributed surplus.

9.	Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2004	2003
Net operating and capital losses	$2,286,000	$3,695,000
Property, plant and equipment	355,000	340,000
Mineral properties and deferred exploration costs	515,000	771,000
Investments	56,000	7,300
Asset retirement obligations	59,000	65,000
Undeducted financing costs	44,000	44,000
Valuation allowance	(3,315,000)	(4,922,300)
Future tax assets (liabilities)	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $1,632,000 (2003 - $Nil), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

9.	Income Taxes - Continued

	2004	2003	2002
Provision (benefit) at Canadian statutory rate	$(689,000)	$(514,000)	$(438,000)
Permanent differences	700	4,700	160,000
Non-deductible stock option compensation	2,600	221,000	130,000
Effect of reduction in statutory rate	-	253,000	750,000
Non-deductible flow through costs	399,000	-	-
Non-deductible accretion expense	5,300	5,000	5,000
Increase (decrease) in valuation allowance	24,936	30,300	(607,000)
Future income tax recovery	$(256,464)	$-	$-

The Company’s future tax assets include approximately $44,000 (2003 - $44,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $3,725,000 (2003 - $4,375,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes. In addition, the Company has non-capital losses of approximately $3,710,000 (2003 - $7,667,000) expiring in various amounts from 2005 to 2014 and allowable capital losses of approximately $2,705,000 (2003 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2004, the Company renounced $720,000 (2003 - $1,050,000) of expenditures and recorded a future income tax recovery of $256,464 (2003 - Nil) in accordance with the accounting treatment of Canadian flow-through shares (EIC-146). The Company has a commitment to spend $649,148 (2003 - $1,050,000) on Canadian exploration expenditures prior to December 31, 2005.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)
Remuneration paid or payable to directors and officers of the Company in 2004 amounted to $167,000 (2003 - $171,650; 2002 - $184,000). As at December 31, 2004, $71,795 (2003 - $98,100) is included in accounts payable to a director for remuneration. During 2002 $45,500 (2004 and 2003 - $Nil) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

b)
During 2004, the Company received $39,000 (2003 - $60,000; 2002 - $59,922) for rent and administrative services provided to companies with common directors. These amounts are recorded as a reduction of administration expenses.

	c)	During 2004, a company controlled by the Company’s President charged the Company $6,000 (2003 and 2002 - Nil) for web hosting services and Knowledge Management software licenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

11.	Commitments

The Company is obligated to pay $7,500 per month in compensation to its president.

12.	Asset Retirement Obligations

The Company, in 2004 estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by estimated salvage value recoveries. The Company estimated that annual payments of approximately $50,000 for a period of 10 years for a total of approximately $500,000 commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 4.5% (the credit-adjusted risk-free rate) was used. The majority of the Company’s retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993, accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 and 2002 by $14,105 and $13,498, respectively, to increase the accumulated deficit as of January 1, 2002 by $299,945 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548. As at December 31, 2004, the asset retirement liabilities accrued are $342,288.

The asset requirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

	a)	Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value. Writedowns are recorded in the Statement of Operations. United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations. The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

	b)	Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services in 2002.

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002

Risk-free rate	0.001%
Dividend yield	Nil %
Volatility factor of the expected market price of the Company's common shares	146%
Weighted average expected life of the warrants (months)	12

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	c)	Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees and restating the consolidated financial statements rather than the previously noted intrinsic method was to increase the net loss for 2002 by $15,343 for options granted in 2002, to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

Prior to January 1, 2004, under US GAAP, the Company applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors for director services. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the years ended December 31, 2003 and 2002.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

d)
Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2004, the Company renounced $720,000 in expenses and recorded, under Canadian GAAP, an income tax recovery of $256,464.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for the all periods presented.

Also under US GAAP, as the flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk free rate - 2.51%; dividend yield - Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

e)
The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004. For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003. At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes. As a result, no asset retirement liability was accrued as at December 31, 2003. During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and increased their estimated costs by approximately $500,000. This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2004 under US GAAP of $342,288, being the discounted present value of the approximated reclamation costs. At the end of the year, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $342,288.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

f)
US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

The impact of the above on the financial statements is as follows:

	2004	2003	2002
		(Restated)	(Restated)
Net loss per Canadian GAAP	$(1,692,229)	$(1,465,121)	$(1,192,847)
Adjustments related to:
Stock based compensation (c)	-	8,025	15,343
Loss on settlement of debt (b)	-	-	(17,288)
Flow through shares (d)	(256,464)	-	-
Compensation expense on warrants and renouncement of tax benefit (d)	(50,199)	-	-
Asset retirement obligation (e)	(342,288)	-	-
Accretion expense	14,740	14,105	13,498
Net loss per US GAAP	(2,326,440)	(1,442,991)	(1,181,294)
Unrealized gains (losses) on investments (a), (e)	30,960	14,414	(64,267)
Comprehensive loss per United States GAAP	$(2,295,480)	$(1,428,577)	$(1,245,561)
Loss per share per US GAAP Basic and diluted	$(0.06)	$(0.04)	$(0.04)
Shareholders’ equity per Canadian GAAP	$2,070,627	$3,121,004	$2,007,810
Adjustment related to:
Asset retirement obligation	-	327,548	313,443
Accumulated comprehensive loss - unrealized loss on investments (a)	(33,053)	(64,013)	(78,427)
Shareholders’ equity per US GAAP	$2,037,574	$3,384,539	$2,242,826

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2004 and 2003

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

f)
In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46R), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. The primary objectives of FIN No. 46R are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46R for all non-small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all other VIEs, no later than the first reporting period ended after March 15, 2004.

The implementation of this new standard did not have a material effect on the Company’s financial statements.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

14.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

FORM 51-102F1

ANNUAL MANAGEMENT DISCUSSOIN AND ANALYSIS
FOR
CUSAC GOLD MINES LTD.

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 48 square mile package of mineral claims located in north central British Columbia, Canada. Table Mountain is a former gold producer with significant mine infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required for a producing mine. Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership the Taurus Project, a large scale, bulk tonnage gold prospect. Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades. The facility was at that time placed into care and maintenance mode.

During the last few years, the price of gold has surged and renewed investor interest in and financing of the Company has resulted. Based on this renewed interest, and favourable exploration results obtained in this and prior periods, management is seeking the financing required to place its property back into production and fund ongoing exploration at Table Mountain. Although management is optimistic about raising the required capital for production and ongoing exploration, investors should be advised that there is no guarantee that such financing will be obtained.

During the year, the Company continued to explore the Table Mountain Property, primarily through diamond drilling. Exploration expenditures for the year totalled $1,120,152 compared with $446,176 in 2003. The significant increase of 151% is attributable to an increase in financing activity at the end of 2003 that made funds available for use in 2004.

Detailed technical reports relating to the Company’s Table Mountain Property are available at no charge to the public at www.sedar.com, the web site for Canada’s securities regulatory filings. Investors are also invited to visit the Company’s web site (www.cusac.com) for additional information, including recent press releases.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks. Investors are invited to investigate other risk factors relating to the Company’s business as disclosed in the Company’s Form 20F annual disclosure document filled with the United States Securities and Exchange Commission and available for viewing by the public at www.sec.gov/edgar.

SELECTED ANNUAL FINANCIAL INFORMATION

	Revenues	Ordinary Loss (per share)	Total Loss (per share)	Total Assets	Long Term Debt	Dividends
2004	Nil	1,823,550(.04)	1,948,693(.04)*	3,374,820	Nil	Nil
2003	Nil	1,479,989 (.04)	1,465,121 (.04)**	3,970,972	Nil	Nil
2002	Nil	1,155,963 (.04)	1,192,84796 (.04)***	2,842,118	Nil	Nil

* Includes $135,310 investment write-down and $10,167 interest gain.
**Includes $ 14,868 in interest income and equipment sale gains.
***Includes $35,000 in investment write-downs.

The above summary reflects the current non-producing status of the Company. Losses are attributable to ongoing exploration at Table Mountain and administration costs. The increase in losses in 2004 is attributable to increased exploration expenditures. The decrease in assets in 2004 as compared with 2003 is primarily attributable to a decrease in the Company’s cash position. The Company was generally less successful in raising funds in 2004 as compared to 2003, partly due to unfavourable market conditions for gold equities and partly due to a large financing ($3,000,000) that absorbed significant management time and attention but did not complete in part due to the untimely passing away of the lead investment advisor in charge of the offering.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the year ended December 31, 2004 and each of the last seven quarters of fiscal 2003 (unaudited):

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
3 Mo Ended	31/12/04	30/09/04	30/06/04	31/03/04	31/12/03	30/09/03	30/06/03	31/03/03
Revenue	-	-	-	-	-	-	-	-
Net Loss	202,119	689,355	551,982	234,033	524,212	602,699	148,022	153,954
Loss/share	.01	.02	.004	.006	.013	.02	.004	.005

The above quarterly results reflect generally increasing mineral exploration and financing activities. The fourth quarter of 2003 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period. The fourth quarter of 2004 however shows a reduced loss compared to earlier quarters in the year as exploration activity was reduced, insignificant stock option expense was added to the period because of the lack of new stock options granted during the period, and due to a change in accounting policy, as explained below,

$256,464 in future income tax recoveries were recorded related to the Company’s flow-through exploration funding in 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004 the Company had current assets of $676,076consisting of cash, receivables, flow-through share proceeds, and prepaid expenses, compared to $1,158,477at the end of 2003. The decrease in current assets is attributable to depletion of cash through increased exploration expenditures, coupled with a decrease in financing activity. The decrease in financing activity is believed by management to be attributable mainly to poor market conditions for junior gold issuers that prevailed for much of 2004.

Current liabilities at December 31, 2004 were $961,905, compared to $522,420for the end of 2003. The increase is primarily attributable to new bank indebtedness of $307,516 and an increase in accounts payable. The bank indebtedness represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds. The increase in accounts payable is attributable primarily to an increase in trade payables to exploration service providers.

Equity financing raised during 2004 was $961,268 (includes $720,000 in flow-through financing) compared to $2,069,690 (includes $1,050,000 in flow-through financing) raised during 2003. The decline in equity financing year over year can be attributed partly to poor equity market conditions during the period. Also, as mentioned above, the Company had engaged an underwriter to complete a $3,000,000 convertible debenture financing in 2004 that was not completed in part due to the sudden and unfortunate passing away of the lead investment advisor responsible for the financing.

At December 31, 2004, the Company had a working capital deficiency of $285,829as compared to a surplus of $636,057at December 31, 2003, a difference of ($921,886). The loss of surplus and increased deficiency is attributable to the failure of the above described convertible debenture offering, combined with the Company’s obligation to expend all funds raised pursuant to “flow-through” share offerings completed in 2003. Management is taking steps to cure this deficiency by seeking additional equity financing.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE YEAR

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. During the year, the Canadian Institute of Chartered Accountants (CICA), introduced changes to its Generally Accepted Accounting Principals (GAAP) that affect the Company, resulting in the following changes that materially affect Company’s audited financial statements for the year ended December 31, 2004:

1.
Stock Based Compensation. Effective January 1, 2004, the fair value of stock options granted to the Company’s employees and all others are now required to be expensed against earnings. Previously, only the fair value of options granted to consultants were expensed. The Company has retroactively adopted this new stock compensation policy which has caused the net loss of the Company to increase by $8,025 and $15,343 in 2003 and 2002 respectively. The new policy had no effect on the 2004 net income.

2.
Asset Retirement Obligations. Under GAAP, effective the Company’s fiscal 2004 period and going forward, the Company is required to examine whether or not any asset on the balance sheet might reasonably be expected to cost the Company expenses to retire such asset from the company’s books. One asset that bears such examination is the Company’s main resource property, the Table Mountain Property. Ongoing environmental reclamation is required, leading to regular expenditures. Upon complete mine closure, certain additional costs would be incurred. Accordingly, the Company has estimated that approximately $50,000 per year in expenses will be required for a period of 10 years to retire this asset. The Net Present Value of these current and future expenditures is now reflected on the Company’s balance sheet.

3.
Flow-Through Shares. In accordance with CICA Emerging Issue Committee No. 146 regarding the accounting of flow-through shares, as a result of the Company having sufficient temporary differences available to offset the renounced tax reduction, the Company has recognized $252,464 future income tax recovery related to the renouncement of tax reductions to shareholders.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.

FORM 52-109F2 - CERTIFICATION OF ANNUAL FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2004.

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 31st day of March, 2005

”David H. Brett”
David H. Brett
President & CEO

FORM 52-109F2 - CERTIFICATION OF ANNUAL FILINGS

I, Leanora B. Homrig, the issuer, CFO, certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2004.

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 31st day of March, 2005

”Leanora B. Homrig”
Leanora B. Homrig
CFO

911 - 470 Granville St.
Vancouver, B.C. V6C 1V5

Cusac Receives Positive Table Mountain Preliminary Feasibility Study

For Immediate Release. Vancouver, BC, February 28, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has received a positive Pre-Feasibility Study relating to the economic viability of mineral reserves currently outlined in the East Bain and Rory Veins located on the Company’s 100% owned and operated Table Mountain Gold Mine in north central British Columbia. The Pre-Feasibility Study was prepared by Dennis Bergen, P.Eng., an independent qualified person under National Instrument 43-101. Highlights of the Pre-Feasibility Study are as follows:

☐	Ore currently outlined in the East Bain and Rory Veins totals 44,000 tons of Probable Mineral Reserves grading 0.49 ounces per ton containing 21,360 ounces of gold.

☐	The Company would net $2.5 million in cash from the project (projected to take 12 months) after deducting all operating costs and capital expenditures.

☐	The project would result in an annualized internal rate of return of 129%.

☐
Total cash costs (included all direct onsite operational and overhead costs) per ounce are estimated to be US$256 per ounce and total production costs (includes amortization) are estimated to be US$292, under the assumption that all capital costs of the project ($765,000) are amortized immediately.

The Pre-Feasibility Study is based on cut grades only (meaning all drill core assays used in reserve calculations over 2 ounces per ton were cut back to 2 ounces), assumes a Gold price of $535 Canadian, and does not include previously announced Rory and East Bain Inferred Mineral Resources of 3,369 tons grading 0.96 ounces per ton (cut). $3.7 million is required to fund capital expenditures and operating cost to bring the project to positive cash flow.

“While this pre-feasibility study shows solid economics for current mineral reserves over the short term, Table Mountain has excellent potential to yield significant additional gold resources,” said Cusac CEO David Brett. “We have had good success discovering new gold resources in the past and we plan an aggressive exploration program in 2005.”

The Company also reports that it has arranged a private placement of 200,000 units at $0.16 per unit comprised of one common share and one warrant to purchase an additional common share at $0.20 for a period of one year, subject to regulatory approval.

This News Release has been reviewed and the technical content approved by Dennis Bergen, P.Eng., a Qualified Person for the purposes of NI 43-101.

CUSAC GOLD MINES LTD.	For Further Information Call:	1-800-670-6570 (Canada)
PER:	Or 1-800-665-5101 (USA)
David H. Brett	Email:	info@cusac.com
President & CEO	Web:	www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 - 470 Granville St.
Vancouver, B.C. V6C 1V5
Cusac to Explore Taurus-Style Targets at Table Mountain

For Immediate Release. Vancouver, BC, March 4, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company’s exploration plans for 2005 now include new bulk-tonnage gold targets in the vicinity of the existing Taurus Gold project. The Taurus Gold project is a disseminated gold prospect that lies on the Company’s Table Mountain property as well as claims owned by International Taurus Resources Inc (a claim map showing the deposit can be found at www.cusac.com). Cyprus Canada completed significant exploration on the Taurus Project in the mid 1990s and calculated an "inferred, geological, uncut and undiluted resource" of 28.4 million tonnes grading 1.36 grams of gold per tonne (see cautionary note*). Immediately south and west of the Taurus Gold Project, on claims owned 100% by Cusac, is an area where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit and/or high-grade quartz vein gold mineralization. Cusac’s new exploration initiative in this prospective area is called Taurus II.

Drilling by Cyprus Canada and others has found gold distributed over more than two square kilometers of the Taurus Project area. This broad gold distribution is an extremely encouraging factor in the search for an economic low-grade gold deposit.

There are two basic types “Taurus-Style” gold mineralization. Pyritic quartz veins occur in broad east-west zones of mineralization consisting of sheeted and swarmed veins in carbonatized and pyritized metabasalt. Pyrite typically makes up 5-10% of the rock. Gold grains occur among quartz grains and in and adjacent to pyrite grains. The second type of mineralization, termed disseminated pyritic or pyrite-carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. Cusac geologists believe that the Erickson Creek Fault Zone (ECFZ), which extends the entire length of the 20 KM long Table Mountain Property, is the main conduit for the hydrothermal fluids that deposited the gold in the Cassiar gold Camp. The largest mass of quartz and alteration associated with gold mineralization on the property is located south of the 88 Hill zone and north of the highway directly along the ECFZ. This suggests a possibility that additional gold bearing resources of both types of mineralization may exist on Cusac’s claims in this area, where only limited exploration has been carried out.

In 2005, the Taurus II initiative will involve a reinterpretation of the orientation of the Taurus area deposits and a full assembly of all the data. A detailed study of the structural controls and distribution of gold mineralization is required to build a comprehensive three-dimensional deposit model. With this model, Cusac will design diamond drill holes to extend the known gold bearing zones along strike, evaluate untested structures within the deposit area zones and explore for as yet undiscovered mineralization.

“Cusac has been focused on our high-grade operation, but now we are expanding our focus to include the excellent bulk-tonnage potential of our Table Mountain Property,” said Cusac CEO David Brett.

(*Note: This data is historical in nature and was compiled before the implementation of National Instrument 43-101 reporting standards. Investors are cautioned that recent independent verification of the data has not been performed and StrataGold has not completed sufficient exploration to verify the historical resource and reserve estimates. The Company is not treating the historical estimates as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon.)

CUSAC GOLD MINES LTD.	For Further Information Call:	1-800-670-6570 (Canada)
PER:	Or 1-800-665-5101 (USA)
David H. Brett	Email:	info@cusac.com
President & CEO	Web:	www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 - 470 Granville St.
Vancouver, B.C. V6C 1V5
Cusac Gold Mines Ltd. Retains Investor Relations Representative

For Immediate Release. Vancouver, BC, March 24, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), is pleased to announce that it has retained The Windward Agency ("Windward") of Charlotte, North Carolina, to serve as its Investor Relations Representative for Canada and the United States. Windward is headed up by Mr. Kelly Boatright and Ms. Wendy Brown, who will have primary responsibility for overseeing the Company's investor relations program.

Windward will be responsible for increasing general investor awareness in North America and Europe about the Company's business and prospects, and facilitating corporate communications of the Company with its shareholders and the investment community. Windward will focus on coverage of the Company in newsletters and periodicals, dissemination of news releases and information about the Company, presentations and meetings designed to increase investor awareness of the Company, and enhancement of the Company's visibility at financial conferences.

For their services, Windward will receive fees at a flat rate of U.S. $5000 per month, plus certain expenses. The parties have executed an agreement, which commences March 23, 2005, and continues on a month-to-month basis until terminated by either party for any reason.

CUSAC GOLD MINES LTD.	For Further Information Call:	1-800-670-6570 (Canada)
PER:	Or 1-800-665-5101 (USA)
David H. Brett	Email:	info@cusac.com
President & CEO	Web:	www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.